UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

September 12, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX TO HOST 3Q12 CONFERENCE CALL DURING

BLADEX DAY AT THE NEW YORK STOCK EXCHANGE-EURONEXT

Panama City, Republic of Panama, September 12, 2012- Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, “the Bank”) will host its 3Q12 Conference Call during the Bank’s “Bladex Day” event at the New York Stock Exchange-Euronext on Wednesday, October 17, 2012. “Bladex Day” will be held from 12:00pm to 2:00pm, with the 3Q12 Conference Call commencing at 12:30pm. The event will feature presentations from Mr. Rubens V. Amaral Jr., Chief Executive Officer and other senior members of the Bank, followed by a Q&A session.

Bladex will report 3Q12 Earnings Tuesday, October 16, 2012 after the market close.

“Bladex Day” is by invitation only and space is limited. Those analysts or investors interested in attending should contact Pete Majeski of i-advize Corporate Communications at (212) 406-3694, or via email at bladex@i-advize.com.

To participate via conference call, please dial (800) 311-9401 from the United States or (334) 323-7224 from outside of the United States, 15 minutes prior to start time. The Conference ID is 8034.

The event’s audio will be broadcast via the Internet at www.bladex.com. All presentations and related materials will also be available on Bladex’s website.

*****

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V., Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Attention: Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com